MANAGEMENT’S DISCUSSION AND ANALYSIS

June 14, 2010

The following is MDS Inc.’s (MDS or the Company) Management’s Discussion and Analysis (MD&A) of the results of operations for the three and six months ended April 30, 2010 and its financial position as of April 30, 2010. This MD&A should be read in conjunction with the unaudited quarterly consolidated financial statements and related note disclosures. Readers are also referred to the Company’s fiscal 2009 financial reports, which includes the Annual Report, audited annual consolidated financial statements, MD&A, Form 40-F, and Annual Information Form (AIF). Each of these documents is available as applicable on MDS’s website at www.mdsnordion.com or at www.sedar.com and www.sec.gov.

Our MD&A is intended to enable readers to gain an understanding of MDS’s current results and financial position. To do so, we provide information and analysis comparing the results of operations and financial position for the current interim period with those of the preceding fiscal year. We also provide analysis and commentary that we believe is required to assess the Company’s future prospects.  Accordingly, certain sections of this report contain forward-looking statements that are based on current plans and expectations.  These forward-looking statements are affected by risks and uncertainties that are discussed in this document, as well as in the AIF, and that could have a material impact on future prospects.  Readers are cautioned that actual events and results will vary.

Amounts are in millions of United States (U.S.) dollars, except per share amounts and where otherwise noted.

Caution regarding forward-looking statements

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including under applicable Canadian securities laws and the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. This document contains forward-looking statements including, the strategy of the continuing businesses, the completion of activities associated with the sale of MDS Analytical Technologies and MDS Pharma Services Early Stage (Early Stage), as well as statements with respect to our beliefs, plans, objectives, expectations, anticipations, estimates and intentions. The words “may”, “could”, “should”, “would”, “outlook”, “believe”, “plan”, “anticipate”, “estimate”, “project”, “expect”, “intend”, “indicate”, “forecast”, “objective”, “optimistic”, and words and expressions of similar import, are intended to identify forward-looking statements.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, which give rise to the possibility that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause our actual results to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: management of operational risks; the strength of the global economy, in particular the economies of Canada, the U.S., the European Union, Asia, and the other countries in which we conduct business; our ability to secure a reliable supply of raw materials, particularly cobalt and critical medical isotopes, including the return to service of the National Research Universal reactor owned and operated by Atomic Energy of Canada Limited; the stability of global equity markets; obligations retained and projected adjustments thereto and their success as ongoing businesses, or at all; the fact that our operations have been substantially reduced as a result of the sale of MDS Analytical Technologies and Early Stage; assets and liabilities that we retained from the businesses sold; obligations retained and projected adjustments thereto; successful implementation of structural changes, including restructuring plans; our ability to complete other strategic transactions and to execute them successfully; our ability to negotiate future credit agreements, which may or may not be on terms favourable to us; the impact of the movement of the U.S. dollar relative to other currencies, particularly the Canadian dollar and the Euro; changes in interest rates in Canada, the U.S., and elsewhere; the effects of competition in the markets in which we operate; the timing and technological advancement of new products introduced by us or by our competitors; our ability to manage our research and development; the impact of changes in laws, trade policies and regulations including health care reform, and enforcement thereof; regulatory actions; judicial judgments and legal proceedings, including legal proceedings  described in this document; our ability to maintain adequate insurance; our ability to successfully realign our organization, resources and processes; our ability to retain key personnel; our ability to have continued and uninterrupted performance of our information technology and financial systems; our ability to compete effectively; the risk of environmental liabilities; our ability to maintain effectiveness of our clinical trials; new accounting standards that impact the policies we use to report our financial condition and results of operations; uncertainties associated with critical accounting assumptions and estimates; the possible impact on our businesses from third-party special interest groups; our ability to negotiate and maintain collective-bargaining agreements for certain of our employees; natural disasters; public-health emergencies and pandemics; international conflicts and other developments including those relating to terrorism; other risk factors described in section 3.10 of our AIF; and our success in anticipating and managing these risks.

The foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. We do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf, except as required by law.

Our business
MDS is a global health science company that provides market-leading products and services used for the prevention, diagnosis and treatment of disease. The Company’s operations consist of its MDS Nordion business (medical imaging and radiotherapeutics, and sterilization technologies) as well as certain other corporate functions, which are reported as Corporate and Other.

Key events of fiscal 2010
Three months ended April 30, 2010
·	MDS completed the sale of Early Stage for $45 million, including a $25 million note, and 15% minority interest in one of the acquiring entities.
·	MDS fully repaid the outstanding balance of the senior unsecured notes at a cost of $223 million.
·	MDS repurchased and cancelled 52,941,176 Common shares at a purchase price of $8.50 per Common share for a total cost of $450 million under a substantial issuer bid.

Six months ended April 30, 2010
·	MDS completed the sale of MDS Analytical Technologies to Danaher Corporation for $641 million in cash, after estimated adjustments.
·	MDS cancelled its C$500 million revolving credit facility, which had no outstanding or undrawn amounts.

The completion of the sale of Early Stage marked the end of our strategic repositioning, including the disbanding of the Company’s Special Committee, and enabled MDS to move forward with a focus on MDS Nordion, which has leadership positions in medical imaging and radiotherapeutics, and sterilization technologies. On March 11, 2010, at MDS’s Annual and Special Meeting of Shareholders, a special resolution changing the Company’s name to Nordion Inc. was approved. We expect to implement the name change later in 2010.

Sale of Early Stage
On March 5, 2010, we completed the sale of Early Stage to Ricerca Biosciences, LLC (Ricerca) and Celerion, Inc. (Celerion) for a total consideration of $45 million including $13 million in cash, which included a $7 million reduction related to the preliminary closing adjustments for net working capital, cash and indebtedness amounts. The sale was structured as a stock and asset purchase transaction. In addition to the cash received, MDS received approximately 15% of the total common stock of Celerion assuming the conversion of all the outstanding preferred stock and issuance and exercise of permitted stock options. MDS also received a note with a principal amount of $25 million issued by Celerion (the Note), which has a five-year term and bears interest at 4%. The outstanding preferred stock of Celerion are voting, all owned by third parties, convertible into common stock on a 1:1 basis, subject to certain adjustments, and are subordinated to the Note. MDS’s ability to transfer its Celerion equity and the Note is subject to the consent of Celerion, which is controlled by third-party investors, who collectively hold a majority of the outstanding Celerion equity and have no restrictions to sell their interests. These third-party investors also have majority representation on the Board of Directors of Celerion.

We recorded a total after-tax loss on sale of Early Stage of $74 million, of which $50 million and $13 million estimated losses were recorded in the first quarter of fiscal 2010 and the fourth quarter of fiscal 2009, respectively. The loss on the sale of Early Stage included employee severance and transaction costs of $23 million and the recognition of an unrealized foreign currency translation gain of $42 million. Certain adjustments are still being assessed and, therefore, the final net amount of adjustments may vary from the current estimate. The Company expects to finalize the loss on sale for final closing adjustments during fiscal 2010.

As part of the sale of Early Stage, we signed Transition Services Agreements (TSAs) to provide certain post closing transition services to each of the buyers for an initial period of six months. The TSA with Celerion allows for Celerion to pay for the first three months of services received under the TSA, in an amount up to $2 million, by increasing the principal amount of the Note. The Company recorded TSA revenue of $2 million (2009 - $nil) in other expenses, net in “Loss from continuing operations” for the three and six months ended April 30, 2010.

Following the sale of Early Stage, MDS retained certain assets related to the operations of Early Stage, which are included in “Assets of Discontinued Operations” in the consolidated statements of financial position. The Company revised its estimates of recoverability of the retained assets and performed impairment analyses during the first quarter of fiscal 2010. Based on undiscounted cash flows and prices for similar assets, the Company recorded impairment charges of long-lived assets of $nil (2009 - $nil) and $12 million (2009 - $nil), for the three and six months ended April 30, 2010, respectively, in “Loss from discontinued operations, net of income taxes”.

Sale of MDS Analytical Technologies
On January 29, 2010, we completed the sale of MDS Analytical Technologies to Danaher Corporation, which included the Company’s 50% interest in its two joint ventures, Applied Biosystems MDS Analytical Technologies Instruments and PerkinElmer Sciex Instruments, for an initial purchase price of $641 million received in cash. Based on the current estimate of preliminary closing adjustments for net working capital, cash and indebtedness amounts as of April 30, 2010, we recorded a reduction in net proceeds of $17 million, which primarily related to lower working capital balances at the time of the sale, resulting in estimated final net proceeds of $624 million.  We expect the final net proceeds to approximate the carrying value of net assets sold based on our current best estimates. Pursuant to the sale agreement, we are reviewing potential post closing adjustments provided by Danaher. While we believe that our current estimate on net proceeds is reasonable and appropriate based on our interpretation of the contractual arrangement and the nature of the adjustments, the ultimate net proceeds may vary significantly from the current estimate. We expect to finalize the gain (loss) on the sale for final post closing adjustments during fiscal 2010, excluding the dispute with Life Technologies Corporation (Life) described below.

As part of the sale, the Company’s joint venture partnership with Applied Biosystems, a division of Life, was dissolved. A disagreement has arisen between the former partners (MDS and Life) as to the appropriate treatment of certain inventory sold by the partnership to Applied Biosystems prior to the dissolution of the joint venture partnership. The overall financial impact to MDS could be approximately $10 million. We have assessed this disagreement and believe we have a strong position. No provision has been accrued related to this disagreement as of April 30, 2010 and we expect that the process to settle this dispute may extend into fiscal 2011.

As part of the sale of MDS Analytical Technologies, we signed a TSA to provide certain post closing transition services for a period of six months from the closing date, with an option for the buyer to extend for an additional six months. We recorded TSA revenue of $2 million (2009 - $nil) in other expenses, net in “Loss from continuing operations” in the consolidated statements of operations for the three and six months ended April 30, 2010.

Distribution to shareholders pursuant to a substantial issuer bid
On March 29, 2010, the Company completed a substantial issuer bid in which it repurchased and cancelled 52,941,176 Common shares at a purchase price of $8.50 per Common share for a total cost of $450 million.

Redemption of the senior unsecured notes and cancellation of the revolving credit facility
On February 3, 2010, in conjunction with the completion of the sale of MDS Analytical Technologies, the Company used $223 million of the net proceeds from the sale of MDS Analytical Technologies to fully repay the outstanding balance of the senior unsecured notes, which included the principal balance of $199 million, accrued and unpaid interest of $1 million and a make-whole payment of $23 million.

On January 29, 2010, we cancelled the C$500 million (US$492 million) revolving credit facility, which was undrawn and had no amounts outstanding. With the termination of the revolving credit facility, we provided $19 million of cash collateral for outstanding letters of credit. The cash collateral of $19 million is included in restricted cash, as we do not have access to use these funds for our operations.

Medical isotope supply disruption
We have been unable to secure the medical isotope molybdenum-99 (Mo-99) from our primary supplier, Atomic Energy of Canada Limited (AECL) due to the ongoing shutdown of the National Research Universal (NRU) reactor. AECL has been providing periodic updates on the status of the NRU reactor repairs. On June 9, 2010, AECL announced that 98% of the NRU reactor weld repairs are now complete and the NRU reactor is now being targeted to return to service by the end of July 2010 and that further guidance on the return-to-service date will be provided when more information becomes available. Following the completion of weld repairs, AECL must complete start-up procedures on the reactor, including obtaining approval from the Canadian nuclear safety regulator prior to the completion of refueling and, as such, it is possible that the NRU reactor will be out of service for a period longer than currently announced by AECL.

While a short-term alternative supply of Mo-99 is not available, MDS continues to seek to secure a long-term supply. MDS continues to focus on the arbitration proceedings with AECL to compel AECL to complete the MAPLE Facilities, which is discussed in the “Litigation” section of this MD&A. MDS also continues to explore alternate long-term supply options, which are unlikely to generate meaningful supply alternatives for at least five years, if at all. In relation to long-term supply, MDS Nordion has an agreement with TRIUMF, Canada’s national laboratory for particle and nuclear physics, to study the feasibility of producing a viable and reliable supply of photo fission-based Mo-99.  While we continue to actively identify and pursue additional alternatives to secure a long-term isotope supply, it is uncertain as to whether, and/or when, any of these alternate sources of supply, which are all in feasibility assessment, will become commercially viable.

Corporate restructuring charges
As a result of our strategic repositioning activities, which resulted in the completion of the sale of MDS Analytical Technologies and Early Stage in the first half of fiscal 2010, as well as previously completed sales of MDS Pharma Services Phase II-IV and Central Labs businesses in fiscal 2009, a pre-tax restructuring charge of $33 million was recorded in the first quarter of fiscal 2010 and an additional $18 million was recorded in the second quarter of fiscal 2010. The charges for the six months ended April 30, 2010 were primarily for $40 million of workforce reductions including $14 million of severance, $8 million of stock-based compensation due to accelerated vesting of stock options, performance share units (PSUs) and restricted share units (RSUs), $7 million of a tax gross-up amount for certain executive officers subject to U.S. tax requirements, and $11 million of transaction incentive payments payable to certain executive and other senior officers of the Company triggered by the sale of MDS Analytical Technologies. A charge of $3 million was recorded for future rent payments, net of estimated sublease revenue, related to our corporate office space in Toronto, Canada that we expect to substantially vacate in the third quarter of fiscal 2010. The remaining $8 million relates to fees for financial advisory services provided by investment bankers based on the overall strategic repositioning activities of the Company including the divestitures of MDS Analytical Technologies and Early Stage. In their agreements which included a fee that was payable based on the market capitalization of the remaining business if two of the Company’s business units were sold. The market capitalization was determined by the first sixty days average closing market price of the Common shares following the completion of the sale of MDS Analytical Technologies and MDS Pharma Services.

With the sale of Early Stage completed on March 5, 2010, we have completed our strategic repositioning, except for certain restructuring activities, transition services and finalizing post close adjustments related to the divestiture of businesses, and our focus is now on building Nordion’s business, including the establishment of our new corporate office in Ottawa, Canada and the wind-down of our current corporate office in Toronto, Canada.

Continuing operations
Financial highlights
	Three months ended April 30		Six months ended April 30
	2010	2009	2010	2009
Revenues from continuing operations	$56	$65	$102	$131
Loss from continuing operations	$(52)	$(6)	$(95)	$(3)
Basic loss per share from continuing operations	$(0.51)	$(0.06)	$(0.85)	$(0.03)
Total assets of continuing operations	$593	$623	$593	$623

Continuing operations consist of MDS Nordion, as well as certain corporate functions, which we report as Corporate and Other. Included in Corporate and Other are finance, information technology and systems, real estate, human resources, and certain assets and liabilities expected to be retained by MDS upon the completion of the strategic repositioning. Historically, certain corporate employees provide services to all of MDS, including MDS Analytical Technologies and Early Stage, which are reported in discontinued operations, however, the full cost of these employees is reflected in continuing operations for all reported periods. Interest expense related to the senior unsecured notes is reported in discontinued operations for all periods presented herein.

Revenues from continuing operations
Revenues from continuing operations of $56 million in the second quarter of fiscal 2010 were $9 million lower than the comparative quarter in fiscal 2009. This decrease was primarily due to lower volumes from medical imaging driven by the unexpected and prolonged shutdown of AECL’s NRU reactor, partially offset by the positive impact of foreign exchange, pricing initiatives and growth in revenues for cobalt and certain radiotherapeutic products. Excluding the impact of foreign exchange, revenues in the second quarter of fiscal 2010 were down 23% compared to the same quarter last year. Revenues from continuing operations of $102 million for the six months ended April 30, 2010 were $29 million lower compared to the same period in fiscal 2009 due to similar factors that affected the second quarter. Compared with the first quarter of 2010, the $10 million sequential growth in revenue in the second quarter of 2010, was primarily a result of higher sales of cobalt and increased revenue from cyclotron isotopes and TheraSphere.

Loss from continuing operations
Loss from continuing operations of $52 million in the second quarter of fiscal 2010 was significantly greater than the $6 million loss in the same quarter last year. This increased loss primarily resulted from lower revenues of $9 million, an after-tax corporate restructuring charge of $14 million, and non-cash foreign exchange revaluation loss of $27 million. This decline in income was partially offset by lower compensation costs from a smaller workforce as result of the wind down of the current corporate office in Toronto, Canada. Loss from continuing operations of $95 million for the six months ended April 30, 2010 was $92 million higher in loss compared to the same period in fiscal 2009 due to similar factors that affected the second quarter.

In the second quarter of 2010, the foreign exchange revaluation loss of $27 million was primarily a result of the revaluation of the $450 million of proceeds from the sale of MDS Analytical Technologies that were held in U.S. dollars to fund the substantial issuer bid, which was paid out in U.S. dollars. While this did not create an exposure from a U.S. dollar perspective, we received and held the cash in a Canadian dollar functional currency entity and as the Canadian dollar strengthened against the U.S. dollar during the second quarter of fiscal 2010 a non-cash loss on foreign exchange was recorded.  The offset to this revaluation loss is reflected as foreign currency translation gain in accumulated other comprehensive income (AOCI) as part of shareholders’ equity.

Tax expense for the second quarter of 2010 was $1 million on a $51 million pre-tax loss from continuing operations. At our statutory tax rate of 30%, we expected an income tax recovery this quarter of $15 million. The tax expense is different from the expected result primarily because of the unrecognized tax benefits in respect of foreign exchange losses and net operating losses during the quarter. Conversely, we reduced the liability for uncertain tax positions from $35 million to $33 million during the quarter, resulting in a $2 million reduction to the second quarter tax expense, which was substantially offset by a provision for audit settlements.

Depreciation and amortization expense of $8 million in the second quarter of fiscal 2010 was $2 million higher than the comparative quarter of fiscal 2009. This increase was due to assets acquired for the production of certain radiotherapeutic products and additional amortization of leasehold improvements related to the consolidation of the Toronto, Canada offices in the last month of the second quarter of fiscal 2009 and a negative impact of foreign exchange. Depreciation and amortization expense of $15 million for the six months ended April 30, 2010 was $4 million higher compared to the same period in fiscal 2009 due to similar factors that affected the second quarter.

Basic loss per share from continuing operations
As of April 30, 2010, we had 67 million (2009 - 120 million) Common shares outstanding. The basic loss per share from continuing operations of $0.51 in the second quarter of fiscal 2010 was significantly higher than the loss per share from continuing operations of $0.06 in the second quarter of fiscal 2009. The increase in loss per share was due to the increased loss from continuing operations described above, combined with the lower number of outstanding shares in the second quarter of 2010. The basic loss per share from continuing operations of $0.85 for the six months ended April 30, 2010 was significantly higher than the loss per share from continuing operations of $0.03 for the same period in fiscal 2009. The increase in the loss per share for the six months ended April 30, 2010 was primarily a result of the $51 million restructuring charges recorded in the first half of 2010 related to the strategic repositioning and the $27 million non-cash foreign exchange loss.

MDS Nordion
Financial Highlights
		Three months ended April 30				Six months ended April 30
	2010	% of net revenues	2009	% of net revenues	2010	% of net revenues	2009	% of net revenues
Revenues	$56	100%	$65	100%	$102	100%	$131	100%
Operating income	$9	16%	$20	31%	$12	12%	$35	27%
Gross margin	43%		51%		41%		50%

Revenues
Revenues of $56 million in the second quarter of fiscal 2010 were $9 million lower than in the comparative quarter of fiscal 2009. This was due to lower revenues from medical imaging driven by the NRU reactor shutdown. This decrease was partially offset by the positive impact of foreign exchange and higher volume of cobalt and certain radiotherapeutics products, and pricing initiatives. Excluding the impact of foreign exchange, the second quarter of fiscal 2010 revenues declined 23% compared to the same quarter last year. Revenues of $102 million for the six months ended April 30, 2010 were $29 million lower compared to the same period of fiscal 2009. This decrease was primarily due to the factors outlined above. However, in addition, we had higher revenue in the first quarter of fiscal 2009 as a result of being able to increase isotope supply during competitor supply disruptions.

Revenues from medical imaging and radiotherapeutics in the second quarter of fiscal 2010 declined 38% relative to the comparative quarter of fiscal 2009 primarily due to the impact of the NRU reactor shutdown, partially offset by an increase in cyclotron isotopes. The increase in cyclotron isotopes was primarily a result of product substitution by customers during the current shortage of reactor based medical isotope. We experienced growth in radiotherapeutics led by TheraSphere®, which grew by over 40%, based on revenues, as this cancer treatment continues to gain global acceptance. Revenues for the six months ended April 30, 2010 declined 44% compared to the same period last year.

Revenues from sterilization technologies in the second quarter of fiscal 2010 were 24% higher than in the same quarter in 2009 due to timing in the supply of cobalt. Revenues for the six month ended April 30, 2010 were 19% higher compared to the same period last year.

Operating income
Operating income of $9 million in the second quarter of fiscal 2010 was $11 million lower than in the comparative quarter of fiscal 2009. This decrease was primarily due to lower medical imaging revenues driven by the NRU reactor shutdown, an unfavourable change of $2 million in the fair value of embedded derivatives and higher depreciation and amortization expenses. This decrease was partially offset by the growth in revenues for cobalt and certain radiotherapeutic products. Operating income of $12 million for the six months ended April 30, 2010 was $23 million lower compared to the same period of fiscal 2009. This decrease was mainly due to the NRU reactor outage affecting Mo-99 revenues, additional restructuring charges, higher selling, general and admin (SG&A) and depreciation & amortization expenses partially offset by growth in cobalt and certain radiotherapeutic products, a favourable change in the fair value of embedded derivatives.

SG&A expenses of $12 million in the second quarter of fiscal 2010 were flat compared with same quarter in fiscal 2009. SG&A expense of $22 million for the six months ended April 30, 2010 was $1 million greater than the same period of fiscal 2009. This was due to the negative impact of foreign exchange and higher incentive compensation partially offset by lower insurance expense due to the NRU reactor shutdown and reduced spending on certain selling and marketing activities.

Depreciation and amortization expense of $4 million in the second quarter of fiscal 2010 was $1 million higher compared to the same quarter of fiscal 2009. This was primarily due to additional assets put into use in the first quarter of fiscal 2010 related to production of certain radiotherapeutic products, including our radiopharmaceutical production facility in Fleurus, Belgium, and the negative impact of foreign exchange. Depreciation and amortization expense of $8 million for the six months ended April 30, 2010 was $2 million higher than the same period in fiscal 2009.

No restructuring charges were recorded in the second quarter of fiscal 2010 or in the first half of fiscal 2009. Restructuring charges were $2 million for the six months ended April 30, 2010 for the accelerated vesting of stock-based compensation awards in accordance with the Company’s change in control policy triggered by the closing of the sale of MDS Analytical Technologies in the first quarter of fiscal 2010.

The change in fair value of the embedded derivatives resulted in a gain of $1 million in the second quarter of fiscal 2010 compared with a $3 million gain in the comparative quarter of fiscal 2009. The change in fair value of the embedded derivatives resulted in a gain of $3 million for the six months ended April 30, 2010, compared with a $2 million loss in the same period of fiscal 2009. These cobalt supply contracts are denominated in U.S. dollars, which creates an embedded derivative as MDS Nordion’s Canadian operation has Canadian dollars as its functional currency. We mark-to-market any changes in the fair value of the embedded derivative and record these increases and decreases as gains and losses within operating income (loss). As the contracts have durations of up to 17 years and represent large purchase commitments, movements in the U.S. to Canadian dollar exchange drive significant unrealized gains or losses. As of April 30, 2010, we have $34 million of lower notional amounts of the embedded derivatives compared to the comparative quarter of fiscal 2009 due to the amendment of our long-term cobalt supply contract in the third quarter of fiscal 2009.

Corporate and Other
Financial Highlights

	Three months ended April 30		Six months ended April 30
	2010	2009	2010	2009
Operating loss	$(61)	$(12)	$(107)	$(26)

Operating loss
Operating loss in the second quarter of fiscal 2010 of $61 million was $49 million greater compared to the loss of $12 million in the comparative quarter of fiscal 2009 primarily due to higher restructuring charges, foreign exchange losses, SG&A and depreciation and amortization expenses. Operating loss was $107 million for the six months ended April 30, 2010, an increase in loss of $81 million compared to the same period in fiscal 2009.

SG&A expenses of $17 million in the second quarter of fiscal 2010 were up $9 million over the comparative quarter in fiscal 2009. There was an increase related to directors and officers insurance for the periods prior to the completion of the strategic repositioning including the associated substantial issuer bid, higher incentive compensation, a credit recorded in the second quarter of 2009 for stock-based compensation related to the decline in the price of our Common shares during that period, increased costs associated with transition activities and the unfavourable impact of foreign exchange partially offset by work force reductions due to the wind down of Toronto headquarters. SG&A for the second quarter of fiscal 2010 also included costs related to TSAs being provided related to MDS Analytical Technologies, Early Stage, Phase II-IV and Central Labs businesses that were sold. Costs related to these transitional services were offset by other income earned for these services, which was reported in other expenses, net. SG&A expenses of $28 million for the six months ended April 30, 2010 were up $9 million compared to the same period in fiscal 2009.

Depreciation and amortization expense in the second quarter of fiscal 2010 was $1 million higher than the same quarter of fiscal 2009 primarily due to additional amortization of leasehold improvements related to the consolidation of the Toronto, Canada offices in fiscal 2009 and the negative impact of foreign exchange. Depreciation and amortization of $7 million for the six months ended April 30, 2010 was $2 million higher compared to the same period in fiscal 2009.

Restructuring charges of $18 million for the second quarter of fiscal 2010 were due to divestitures of businesses, the planned shutdown of office space and workforce reduction relating to our corporate office move from Toronto to Ottawa, Canada. Included in the charge was $8 million of fees to be paid to investment bankers subsequent to the completion of Early Stage and MDS Analytical Technologies transactions, $2 million of an incremental tax gross-up amount for certain executive officers subject to U.S. tax requirements, and $8 million of transaction incentive plan amounts all due to the strategic repositioning. $49 million restructuring charges were recorded for six months ended April 30, 2010, compared to $nil in the same period in fiscal 2009

Other expenses, net of $22 million in the second quarter of fiscal 2010 were $21 million higher compared with the same quarter last year. This was primarily due to a $27 million non-cash foreign exchange loss recorded in the second quarter of fiscal 2010 that was previously described. We also recorded a $1 million impairment charge to our corporate information technology (IT) related assets in the second quarter of fiscal 2010. These expenses were partially offset by a $1 million gain on settlement of the Proxena loan and income of $5 million for TSAs from the sale of MDS Analytical Technologies, Early Stage, Phase II-IV and Central Labs. The income earned from the TSAs was offset by related costs, which were reported in SG&A. Other expenses, net of $23 million for the six months ended April 30, 2010 were $21 million higher compared to the same period in fiscal 2009. For the same period in 2009, we recorded a foreign exchange loss of $1 million and an investment write down in Entelos Inc. of $1 million.

Divestitures and discontinued operations

	Three months ended April 30						Six months ended April 30
	MDS Pharma Services(a)		MDS Analytical Technologies		Total		MDS Pharma Services(a)		MDS Analytical Technologies		Total
	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
Loss from discontinued operations, net of income taxes	$(31)	$(11)	$(7)	$-	$(38)	$(11)	$(110)	$(11)	$(28)	$(1)	$(138)	$(12)

(a)     MDS Pharma Services for the three and six months ended April 30, 2010, represents Early Stage. For the three and six months ended April 30, 2009, MDS Pharma Services represents Early Stage, Phase II-IV and Central Labs.

Sale of Early Stage
On March 5, 2010, we completed the sale of Early Stage to Ricerca and Celerion for total consideration of $45 million including $13 million in cash after a $7 million reduction for preliminary net working capital closing adjustments, a $25 million note receivable from Celerion and 15% minority interest in Celerion. The sale was structured as a stock and asset purchase transaction.

Total net assets disposed of were $118 million. We recorded a total after-tax loss on sale of Early Stage of $74 million, of which $50 million and $13 million estimated losses on sale were recorded during the first quarter of fiscal 2010 and the fourth quarter of fiscal 2009, respectively. The loss on the sale of Early Stage included employee severance and transaction costs of $23 million and the recognition of an unrealized foreign currency translation gain of $42 million. We expect to finalize the loss on sale during fiscal 2010.

The operating loss of $20 million for Early Stage in the second quarter of 2010 was primarily a result of operating performance, a $4 million restructuring charge and a $12 million foreign exchange loss resulting from settlement of an intercompany loan and revaluation of certain assets and liabilities, partially offset by a $7 million reversal in the U.S. Food and Drug Administration (FDA) provision from the revised estimate for future costs. The operating loss of $52 million for Early Stage for the six months ended April 30, 2010 was primarily a result of operating performance, an $8 million restructuring charge, and a $15 million foreign exchange loss resulting from settlement of an intercompany loan and revaluation of certain assets and liabilities. In addition, we recorded a $12 million impairment charge in the first quarter of fiscal 2010 for the long-lived assets that were not part of the sale. We also recorded a $5 million insurance expense in the first quarter of fiscal 2010 for the potential insurance deductible for lost profit associated with the litigation claims related to certain bioanalytical studies carried out at the Montreal, Canada facility. The operating loss was partially offset by a $7 million benefit from the revised estimate for future costs under the FDA provision.

Sale of MDS Analytical Technologies
On January 29, 2010, we completed the sale of MDS Analytical Technologies for the initial purchase price of $641 million received in cash. Based on the current estimate of preliminary closing adjustments for net working capital, cash and indebtedness amounts as of April 30, 2010, we recorded a reduction in net proceeds of $17 million resulting in estimated final net proceeds of $624 million. We expect the final net proceeds to approximate the carrying value of net assets sold based on our current best estimates. We expect to finalize the gain (loss) on sale for final post closing adjustments during fiscal 2010.

Included in the results of MDS Analytical Technologies, a make-whole amount of $23 million was recorded in the first quarter of fiscal 2010 as we notified the holders of senior unsecured notes to fully redeem the outstanding senior unsecured notes three days following the completion of the sale of MDS Analytical Technologies.

Regulatory review of Montreal, Canada bioanalytical operations
Although the bioanalytical operations in Montreal, Canada are part of Early Stage, the FDA provision is reported in continuing operations as we are retaining this potential liability following the sale of that business.

In fiscal 2007, we established a $61 million FDA provision to address the FDA issues related to the bioanalytical operations in Montreal, Canada in which we may, where appropriate, reimburse clients who have incurred or will incur third party audit costs or study re-run costs to complete the work required by the FDA and other regulators. Management regularly updates its analysis of this critical estimate based on all currently available information. Based on this analysis, a $7 million benefit from the revised estimate for future costs has been recorded in “Loss from discontinued operations, net of income taxes” in the second quarter of fiscal 2010. As of April 30, 2010, management believes that the remaining provision of $11 million (October 31, 2009 - $19 million) should be sufficient to cover any agreements reached with clients for study audits, study re-runs, and other related costs. Included in this potential liability are amounts for two legal claims the Company has been served with related to repeat study costs. See “Litigation” section of this MD&A for details of the two legal claims. While management believes that its estimates are reasonable and appropriate in the circumstances, the ultimate amount of this potential liability may vary significantly if other reasonably possible alternative assumptions were used.

Contractual obligations
As we continue to transition our operations under the strategic repositioning, we may cancel or renegotiate certain contracts for outsourced services, including commitments related to the outsourcing of certain IT infrastructure services. As a result of cancellations or renegotiations, we estimate that we may incur approximately $2 million of expense to extinguish or pay out these contracts. We have not terminated any material contracts to date and continue to work with the suppliers to negotiate what we believe are appropriate modifications or terminations of the contractual commitments for the business subsequent to the sale of MDS Analytical Technologies and Early Stage.

Indemnities and guarantees
In connection with the sale of MDS Analytical Technologies and Early Stage, the Company has agreed to indemnify the various buyers for actual future damage suffered by the buyers related to breaches, by MDS, of representations and warranties contained in the purchase agreements. In addition, MDS has retained certain existing and potential liabilities arising in connection with such operations related to periods prior to the closings. To mitigate MDS’s exposure to certain of these potential liabilities, the Company maintains errors and omissions and other insurance. MDS is not able to make a reasonable estimate of the maximum potential amount the Company could be required to pay under these indemnities. The Company has not made any significant payments under these types of indemnity obligations in the past.

Off-balance sheet arrangements
MDS does not have any relationships with unconsolidated entities or financial partnerships, such as entities referred to as structured finance or special purpose entities, which are established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future affect on the financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity or capital expenditures or capital resources that is material to investors other than operating leases and derivative instruments.

Financial instruments
Derivative instruments
As of April 30, 2010, the Company held no derivatives designated as fair value, cash flow or net investment hedges.

The U.S. dollar denominated senior unsecured notes had been designated as a hedge of net investment in foreign operations to reduce foreign exchange fluctuations associated with certain of the foreign currency investments of the Company, the U.S. operations of MDS Analytical Technologies and MDS Pharma Services included in the discontinued operations. As the net investment hedge had been deemed to be effective, the U.S. dollar denominated senior unsecured notes were measured at each reporting date to reflect changes in the spot rate since the previous measurement date and recorded in other comprehensive income. We did not record any ineffectiveness relating to this net investment hedge in the consolidated statements of operations for the first and second quarters of fiscal 2010 and 2009.

During the second quarter of fiscal 2010, the sale of Early Stage resulted in a liquidation of the Company’s net investment in its self-sustaining U.S. operations of Early Stage and the termination of the net investment hedging relationship. This resulted in recognition of the unrealized foreign exchange loss of $107 million, which was offset by a release of $107 million unrealized foreign exchange gain relating to the net investment hedge, both recorded in AOCI as part of shareholders’ equity. During the first quarter of fiscal 2010, the sale of MDS Analytical Technologies resulted in a liquidation of the Company’s net investment in its self-sustaining U.S. operations of MDS Analytical Technologies and the termination of the net investment hedging relationship. This resulted in recognition of the unrealized foreign exchange loss of $40 million, which was offset by a release of $40 million unrealized foreign exchange gain relating to the net investment hedge, both accumulated in AOCI as part of shareholders’ equity.

As of April 30, 2010, we have identified certain embedded derivatives relating to MDS Nordion, which have a notional amount of $86 million (October 31, 2009 - $83 million) with a fair value of an asset of $nil (October 31, 2009 - $nil) and a liability of $1 million (October 31, 2009 - $4 million). As of April 30, 2010, we have $34 million less in the notional amount of the embedded derivatives than in the same quarter in fiscal 2009 due to the amendment of a long-term cobalt supply contract in the third quarter of fiscal 2009.

During the second quarter of fiscal 2010, we recorded a gain of $1 million for the change in the fair value of the embedded derivatives compared to a $3 million gain recorded in the comparative quarter of fiscal 2009, which resulted from the strengthening of the Canadian dollar against the U.S. dollar. For the six months ended April 30, 2010, we recorded a gain of $3 million for the change in the fair value of the embedded derivatives compared to a $2 million loss recorded in the same period of fiscal 2009.

We used short-term foreign currency forward exchange contracts to economically hedge the revaluations of the foreign currency balances which we did not designate as hedges for accounting purposes. As of April 30, 2010, the notional amount of these foreign currency forward exchange contracts was $nil (October 31, 2009 - $15 million) with a fair value for the asset of $nil (October 31, 2009 - $nil) and liability of $nil (October 31, 2009 - $nil).

Fair value hierarchy
During the six months ended April 30, 2010, the aggregate amount of assets and liabilities measured using significant unobservable inputs (Level 3 assets and liabilities) related only to the asset-backed commercial paper (ABCP). As of April 30, 2010 and October 31, 2009, the ABCP, which was valued at $11 million, represented less than 2% of the total consolidated assets. Details of the Level 3 assets are included in Note 12 of the consolidated financial statements as of April 30, 2010.

Liquidity and capital resources
	April 30 2010	October 31 2009	Change
Cash, cash equivalents and restricted cash	$173	$314	(45%)
Current ratio(1)	2.0	2.9	(31%)
(1) Excludes total assets and total liabilities related to discontinued operations.

Cash, cash equivalents and restricted cash of $173 million as of April 30, 2010 was $141 million lower compared to $314 million as of October 31, 2009. In the first half of fiscal 2010, we used $246 million to fully repay both the matured and outstanding balance of the senior unsecured notes, which included the principal balance of $221 million, accrued and unpaid interest of $1 million and a make-whole payment of $23 million. We also used $450 million for share buyback under the substantial issuer bid. In addition, approximately $68 million was paid for transaction costs related to divestitures and restructuring costs associated with the strategic repositioning. The cash outflow was largely offset by $641 million cash proceeds received from the sale of MDS Analytical Technologies and $13 million cash proceeds received from the sale of Early Stage.

As of April 30, 2010, restricted cash of $39 million (October 31, 2009 - $16 million) included $19 million of cash collateral for outstanding letters of credit, $10 million of cash proceeds related to the sale of Phase II-IV and $10 million for funds for insurance liabilities.

The current ratio as of April 30, 2010 was 2.0 compared to 2.9 as of October 31, 2009, mainly due to the decrease in cash and cash equivalents as discussed above.

On January 29, 2010, MDS cancelled its C$500 million (US$492 million) revolving credit facility. There were no amounts drawn or outstanding as of this date.

Cash flows from operating, investing and financing activities, as reflected in the consolidated statements of cash flows, are summarized in the following table:

	Three months ended April 30		Six months ended April 30
	2010	2009	2010	2009
Cash (used in) provided by continuing operating activities	$(81)	$58	$(64)	$71
Cash (used in) provided by continuing investing activities	$(6)	$(2)	$(27)	$5
Cash used in continuing financing activities	$(649)	$-	$(671)	$(6)
Cash (used in) provided by discontinued operations	$(8)	$33	$589	$55
Effect of foreign exchange rate changes on cash and cash equivalents	$7	$5	$9	$1
Net (decrease) increase in cash and cash equivalents during the period	$(737)	$94	$(164)	$126

Continuing operating activities
Cash used in operating activities for the second quarter of fiscal 2010 was $81 million compared to $58 million of cash provided in the comparative quarter in fiscal 2009. The decrease in the cash provided by the operating activities was due to a higher operating loss in the second quarter of fiscal 2010 compared to the same quarter of fiscal 2009. In addition, in the second quarter of fiscal 2010, we paid $14 million for transaction costs related to divestitures and $41 million restructuring costs associated with the strategic repositioning of the Company. Cash used in operating activities for the six months ended April 30, 2010 was $64 million compared to $71 million of cash provided in the same period of fiscal 2009. In addition to the higher operating loss incurred in the first half of fiscal 2010, we paid a total of approximately $68 million for transaction costs related to divestitures and restructuring costs associated with the strategic repositioning of Company. We also used $24 million for the accrued interest and make-whole payment associated with the redemption of our senior unsecured notes. While the $27 million non-cash foreign exchange revaluation loss is included in the cash used in continuing operating activities, the offset is primarily reflected in items not affecting current cash flows within the cash used in continuing operating activities.

Continuing investing activities
Cash used in investing activities for the second quarter of fiscal 2010 was $6 million compared to $2 million of cash used in the comparative quarter in fiscal 2009 primarily due to a $5 million increase in restricted cash related to funds for insurance liabilities offset by a $1 million release in cash collateral for our outstanding letter of credits. Capital expenditures of $2 million were flat for the second quarter of fiscal 2010 and fiscal 2009. Cash used in investing activities for the six months ended April 30, 2010 was $27 million compared to $5 million of cash provided in the same period of fiscal 2009 primarily due to the $4 million increase in restricted cash for insurance liabilities and $19 million net increase in cash collateral for outstanding letters of credit. In fiscal 2009, $8 million restricted cash associated with our self-insurance liabilities was reclassified to cash. Capital expenditures for the six months ended April 30, 2010 were $4 million compared with $3 million in the same period of fiscal 2009.

Continuing financing activities
Cash used in financing activities for the second quarter of fiscal 2010 was $649 million compared with $nil in the same quarter in fiscal 2009. In the second quarter of fiscal 2010, we repaid $199 million of the outstanding principal for the senior unsecured notes and completed the substantial issuer bid for a total cost of $450 million. For the six months ended April 30, 2010, cash used in financing activities was $671 million compared to $6 million cash used in the same period of fiscal 2009. In addition to the cash used in the second quarter of fiscal 2010, we made a $23 million principal repayment for our senior unsecured notes compared to a $6 million repayment in the first quarter of fiscal 2009.

Pension
Subsequent to the second quarter of fiscal 2010, a preliminary actuarial valuation was updated for the Company’s defined benefit plan as of January 1, 2010 for funding purposes. Based on this preliminary actuarial valuation, we expect to have annual funding requirements of $4 million to $5 million in each of the next five years, with aggregate estimated contributions of $23 million. The actual funding requirements over the five-year period will be dependent on subsequent annual actuarial valuations. These amounts are estimates, which may change with actual investment performance, changes in interest rates, any pertinent changes in government regulations, and any voluntary contributions. We may be able to issue a letter of credit to meet the funding requirements in any, or all of the years.  If we decide not to, or are unable to issue a letter of credit, cash funding would be required. Currently to obtain a letter of credit we are required to provide cash collateral in the full amount of the letter of credit to the issuing financial institution.

In addition we retained a pension plan associated with Early Stage. The current estimated under funded status based on an actuarial valuation completed in the second quarter of fiscal 2010 is approximately $3 million.

Impact of the strategic initiatives on future liquidity requirements
We have received net proceeds of $641 million to date for the sale of the MDS Analytical Technologies and sale proceeds of $13 million on March 5, 2010 for the sale of Early Stage, which are included in the $134 million cash balance as of April 30, 2010. We expect to receive an additional $13 million from the sale of Phase II-IV by the fourth quarter of fiscal 2010, which includes $10 million recorded in restricted cash that will be released upon MDS meeting certain post closing obligations and assuming that there is no breach of representations and warranties under the sale agreement. We also benefited from $4 million in debt forgiveness on the consummation of the sale of MDS Analytical Technologies.

Subsequent to the completion of the sale of MDS Analytical Technologies, we repaid in full the outstanding senior unsecured notes at a cost of $223 million and repurchased for cancellation 52,941,176 of the Company’s Common shares for an aggregate purchase price of $450 million.

We believe that cash on hand, cash flows generated from operations, net amounts receivable associated with the businesses we sold, coupled with new borrowings if needed, will be sufficient to meet the anticipated requirements for operations, capital expenditures, research & development (R&D) expenditures, pension funding, retained obligations from the sold businesses, contingent liabilities including FDA settlements, and transaction and restructuring costs. The FDA liability and restructuring reserves are currently $11 million and $32 million, respectively, as of April 30, 2010. At this time, we do not anticipate any issues in collecting amounts owed to MDS in respect to the notes receivable from AECL.

Capitalization
	April 30 2010	October 31 2009	Change
Long-term debt	$45	$267	(83%)
Less: Cash, cash equivalents and restricted cash	(173)	(314)	(45%)
Net cash	(128)	(47)	172%
Shareholders’ equity	349	994	(65%)
Capital employed(1)	$221	$947	(77%)
(1) Capital employed is a measure of how much of the net assets are financed by debt and equity.

In December 2009, we repaid $23 million of the senior unsecured notes that matured and as previously discussed in this MD&A, with the completion of the sale of MDS Analytical Technologies, on February 3, 2010, we fully repaid the outstanding senior unsecured notes at a cost of $223 million, which included the principal amount of $199 million, accrued and unpaid interest of $1 million and a make-whole amount of $23 million. In addition, $4 million of debt was forgiven upon the completion of the sale of MDS Analytical Technologies.

As previously discussed in “Distribution to shareholders pursuant to a substantial issue bid” section of this MD&A, we repurchased for cancellation 52,941,176 Common shares for an aggregate purchase price of $450 million during the second quarter of fiscal 2010.

Litigation
MDS is involved in an arbitration related to the MAPLE Facilities and an associated lawsuit with AECL and the Government of Canada. AECL and the Government of Canada unilaterally announced in fiscal 2008 their intention to discontinue the development work on the MAPLE Facilities. At the same time, AECL and the Government of Canada also publicly announced that they would continue to supply medical isotopes from the current NRU reactor, and would pursue a license extension of the NRU reactor operations past its current expiry date of October 31, 2011. On July 8, 2008, MDS served AECL with a notice of arbitration proceedings seeking an order to compel AECL to fulfill its contractual obligations under an agreement entered into with AECL in February 2006 (the 2006 Agreement) to complete the MAPLE Facilities and, in the alternative and in addition to such order, seeking significant monetary damages. In the lawsuit, MDS is claiming $1.6 billion (C$1.6 billion) in damages from AECL and the Government of Canada. MDS’s current emphasis is on arbitration proceedings. Hearings for the arbitration have been scheduled beginning in the fourth quarter of fiscal 2010 and are now expected to continue into the second half of fiscal 2011 and we expect a decision from the panel thereafter. In addition to the legal proceedings initiated by MDS against AECL and the Government of Canada, we are currently exploring supply alternatives to mitigate lack of supply from AECL, for both the long-term supply of reactor-based medical isotopes and isotopes produced by other modalities as previous discussed in the “Medical isotope supply disruption” section of this MD&A. MDS Nordion has also urged the Government of Canada and AECL to consult with international experts and obtain their assistance toward activating the MAPLE Facilities project.

During fiscal 2009, MDS was served with a Complaint related to repeat study costs and mitigation costs of $10 million and lost profits of $70 million. This action relates to certain bioequivalence studies carried out by the Company’s former MDS Pharma Services business unit at its Montreal, Canada facility from January 1, 2000, to December 31, 2004. We maintain reserves in respect of repeat study costs as well as errors and omissions insurance. MDS has assessed this claim and amounts related to the direct costs associated with the repeat study costs have been provided for in the FDA provision. No specific provision has been recorded related to the claim for lost profit, other than insurance deductible liabilities. The Company has filed an Answer and intends to vigorously defend this action.

During fiscal 2009, MDS was served with a Statement of Claim related to repeat study and mitigation costs of $5 million and loss of profit of $30 million. This action relates to certain bioequivalence studies carried out by the Company’s former MDS Pharma Services business unit at its Montreal, Canada facility from January 1, 2000 to December 31, 2004. We maintain reserves in respect of repeat study costs as well as errors and omissions insurance. MDS has assessed this claim and amounts related to the direct costs associated with the repeat study costs have been provided for in the FDA provision. No specific provision has been recorded related to the claim for lost profit, other than insurance deductible liabilities. The Company has filed a Statement of Defence and intends to vigorously defend this action.

Quarterly highlights
The following tables provide a summary of selected financial information for each of the eight most recently completed quarters.

	Trailing four quarters	April 30 2010	January 31 2010	October 31 2009	July 31 2009
Revenues from continuing operations	$202	$56	$46	$51	$49
Operating (loss) income from continuing operations	$(106)	$(52)	$(43)	$(12)	$1
(Loss) income from continuing operations	$(106)	$(52)	$(43)	$(20)	$9
Loss from discontinued operations, net of income taxes	$(247)	$(38)	$(100)	$(38)	$(71)
Net loss	$(353)	$(90)	$(143)	$(58)	$(62)
Basic and diluted (loss) earnings per share
- from continuing operations	$(0.95)	$(0.51)	$(0.36)	$(0.16)	$0.08
- from discontinued operations	$(2.11)	$(0.37)	$(0.83)	$(0.32)	$(0.59)
Basic and diluted loss per share	$(3.06)	$(0.88)	$(1.19)	$(0.48)	$(0.51)

	Trailing four quarters	April 30 2009	January 31 2009	October 31 2008	July 31 2008
Revenues from continuing operations	$287	$65	$66	$84	$72
Operating (loss) income from continuing operations	$(331)	$8	$1	$(347)	$7
(Loss) income from continuing operations	$(251)	$(6)	$3	$(252)	$4
Loss from discontinued operations, net of income taxes	$(349)	$(11)	$(1)	$(323)	$(14)
Net (loss) income	$(600)	$(17)	$2	$(575)	$(10)
Basic and diluted (loss) earnings per share
- from continuing operations	$(2.09)	$(0.06)	$0.03	$(2.09)	$0.03
- from discontinued operations	$(2.89)	$(0.09)	$(0.01)	$(2.68)	$(0.11)
Basic and diluted (loss) earnings per share	$(4.98)	$(0.15)	$0.02	$(4.77)	$(0.08)

Items that impact the comparability of the operating (loss) income from continuing operations include:

·    Results for the quarter ended April 30, 2010, reflect the after-tax $14 million for restructuring charges.
·    Results for the quarter ended January 31, 2010, reflect the after-tax $23 million for restructuring charges.
·    Results for the quarter ended April 30, 2009, reflect a $12 million write-down of certain tax assets.
·    Results for the quarter ended October 31, 2008, reflect the after-tax $246 million net write-off of the MAPLE Facilities project.

Outlook

As discussed earlier in the “Medical isotope supply disruption” section of this MD&A, AECL has announced that its NRU reactor is expected to resume isotope production by the end of July 2010. The NRU reactor supplies substantially all of MDS Nordion’s reactor-based medical isotopes and, as a result of this shutdown, we previously announced that Nordion’s operating income would be reduced by approximately $4 million for every month the reactor is out of service. While the NRU reactor has been out of service, we have not been able to obtain supply of the primary medical isotope Mo-99.

In fiscal 2010, if the NRU reactor returns to service, the amount of NRU reactor supplied medical isotopes we sell may not fully return to previous levels due to the negative impact of any alternate sources of medical isotopes that the customers have secured during the period that the NRU reactor was out of service and the impact of alternate procedures and methods used to increase the utilization of medical isotopes. In addition to the risk related to the ability of AECL to achieve the end of July 2010 return to service date, in the future the NRU reactor may have to shut down for longer periods than it has historically for inspections.   As well, in 2010, we expect the pricing for Mo-99 in general to be higher than historic levels.  As a result of various factors that may affect supply and demand, there is uncertainty as to the level of operating income we will generate from reactor-based isotopes, if and when the NRU reactor returns to service or if it consistently operates at its normal capacity.

In addition to pursuing the arbitration proceeding to compel AECL to complete the MAPLE reactors, we continue to explore other long-term alternatives for medical isotope supply.  While we continued to make progress in the assessment of alternatives during the past three months, we have not reached the point of announcing specific projects.  MDS Nordion expects to continue to fund the costs related to its ongoing arbitration proceedings with AECL and its legal proceedings against the Government of Canada and AECL as described earlier in the “Litigation” section of this MD&A.

In fiscal 2010, MDS Nordion expects the supply of cobalt will increase compared with fiscal 2009 and that revenue associated with this product will also increase, however the amount shipped in each quarter is expected to continue to fluctuate based on the timing of cobalt receipts from suppliers.  In the second quarter of 2010, we had higher revenue from cobalt compared with the first quarter of 2010.  In the third quarter of 2010, we expect cobalt revenue to be lower than the second quarter of 2010, followed by higher revenue in the fourth quarter of 2010, primarily as a result of the timing of the receipt of cobalt from the reactors that supply us.

We are continuing to provide transition services associated with the divestitures of MDS Analytical Technologies, Early Stage and Central Labs and have begun to reduce the size of our corporate staff to better align with the business going forward. Following the completion of these activities, including the associated restructuring related to the wind down of the Toronto corporate office, we would expect our total quarterly corporate SG&A to be approximately $5 million, of which approximately $2 million would be included in the Nordion segment consistent with current allocations, and approximately $3 million would be reported in Corporate and Other.  In addition, upon the completion of the restructuring of the corporate functions and certain transition activities, we expect MDS will generate positive cash flows with or without the contribution generated from the NRU reactor supplied product.

At the end of the quarter, we reported $73 million of net deferred tax assets comprised of operating losses, R&D tax credits and other tax carryovers arising from our Canadian operations.  These tax assets are available to reduce cash income taxes in the future.  The recognition of these assets is based on our earnings outlook and our view that we can utilize these tax assets in the foreseeable future.  Should the NRU reactor not return to service as planned, and our future earnings are adversely impacted, our ability to utilize these assets over a reasonable period will be at risk.  If those future profitability expectations significantly decline, we will be required to write-off some portion, if not all, of these deferred tax assets.

Impact of divestitures
During the second fiscal quarter of 2010, we used $223 million of cash to fully repay our senior unsecured notes including the associated make whole payment, completed our $450 million substantial issuer bid and paid approximately $55 million in transaction and restructuring costs related to the divesture of business.

We currently expect that an additional $40 million of transaction and restructuring cost will be paid out primarily related to severance for employees associated with Early Stage and corporate, and financial advisory service fees.  The estimated $95 million of total transaction and restructuring costs that were paid out in the second quarter of 2010 or are expected to be paid in the future, excluding contract cancellation charges related to leases we have retained as described below, is $1 million higher than our estimate provided in our first quarter of 2010 MD&A.  The higher estimate is primarily a result of the impact of the increase in the Company’s stock price and impact of foreign exchange on costs that are primarily in Canadian dollars, which was partially offset by lower estimated contract cancellation costs.

There are a number of post close working capital and other adjustments associated with the businesses we divested that are expected to be settled in cash.  We expect to receive $5 million based on our current estimate of the net aggregate impact of the adjustments and amounts owing to and from all of the divestitures.  Certain adjustments are still being assessed and, therefore, the final net amount of adjustments may vary from our current estimate.  Compared with the first quarter of 2010, our current estimate of the net adjustments has reduced the amount we expect to receive by approximately $5 million. In addition, we currently expect to collect $13 million, $10 million of which is included in restricted cash, related to the sale of the Phase II-IV business. We continue to have a $10 million dispute with Life related to certain inventory sold prior to the closing of the sale of MDS Analytical Technologies to Danaher.

Our current estimate, net of estimated sublease revenue, for facilities we plan to vacate, including our Toronto corporate headquarters and the Early Stage sites is approximately $14 million, which we expect would be paid out over a number of years. In addition, we estimate remaining operating costs associated with winding down the Montreal facilities to be approximately $5 million, which we expect to complete by February 2011.

Accounting and Control Matters

Recent accounting pronouncements
United States
On April 29, 2010, the FASB issued ASU No. 2010-17, “Revenue Recognition - Milestone Method (Topic 605): Milestone Method of Revenue Recognition” (ASU 2010-17), which establishes a revenue recognition model for contingent consideration that is payable upon the achievement of an uncertain future event, referred to as a milestone. The scope of ASU 2010-17 is limited to research or development arrangements and requires an entity to record the milestone payment in its entirety in the period received if the milestone meets all necessary criteria to be considered substantive. Entities are not be precluded from making an accounting policy election to apply another appropriate accounting policy that results in the deferral of some portion of the arrangement consideration. ASU 2010-17 is effective for fiscal years beginning on or after June 15, 2010 and for interim period within those fiscal years. The Company plans to adopt ASU 2010-17 on November 1, 2010 and it is not expected to have a significant impact on the Company’s consolidated financial statements.

On April 16, 2010, the FASB issued ASU No. 2010-13, “Stock Compensation (Topic 718): Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades” (ASU 2010-13), which clarifies that a share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades must not be considered to contain a market, performance or service condition. An entity should not classify such an award as a liability if it otherwise qualifies for classification in equity. ASU 2010-13 is effective for fiscal years beginning on or after December 15, 2010 and for interim periods within those fiscal years and is to be applied prospectively. The Company plans to adopt ASU 2010-13 on November 1, 2011 and it is not expected to have a significant impact on the Company’s consolidated financial statements.

In January 2010, the FASB issued ASU No. 2010-06, “Fair Value Measurements and Disclosures (Topic 820), Improving Disclosures about Fair Value Measurements” (ASU 2010-06), which provides amendments that clarify existing disclosures and requires new disclosures related to fair value measurements. In particular, ASU 2010-06 requires more disaggregated information on each class of assets and liabilities and further disclosures on transfers between levels 1 and 2 and activity in level 3 fair value measurements. ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about activity in level 3 fair value measurements, which are effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years. The Company plans to adopt ASU 2010-06 on November 1, 2010 and it is not expected to have a significant impact on the Company's consolidated financial statements.

In December 2009, the FASB issued ASU No. 2009-17, “Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities” (formerly, SFAS No. 167, “Amendments to FASB Interpretation No. 46(R)”) (ASU 2009-17) to improve financial reporting by enterprises involved with variable interest entities. ASU 2009-17 is effective as of the beginning of each entity’s first annual reporting period that begins after November 15, 2009 and earlier application is not allowed. The Company plans to adopt ASU 2009-17 on November 1, 2010, and it is not expected to have a material impact on the Company’s consolidated financial statements.

International Financial Reporting Standards
We have been monitoring the deliberations and progress being made by accounting standard setting bodies and securities regulators both in the U.S. and in Canada with respect to their plans regarding convergence to International Financial Reporting Standards (IFRS).  We currently expect to adopt IFRS as our primary reporting standard when the U.S. Securities and Exchange Commission requires domestic registrants in the U.S. to transition to IFRS.

Internal controls over financial reporting
As a result of our internal control assessment during the preparation of our 2009 annual consolidated financial statements, management concluded that effective internal control over financial reporting was not maintained. Management determined that the Company’s strategic repositioning plan and its associated technical complexities and volume of work created a combination of deficiencies, which in the aggregate were deemed a material weakness and that the Company’s internal control over financial reporting was not effective as of October 31, 2009. Specifically, the design of an integrated system of controls over the accounting and reporting for discontinued
operations, including incomes taxes, was not adequate. In addition, the technical complexity and volume of work associated with the strategic repositioning plan placed substantial demands on the Company’s tax resources, which in turn diminished the operating effectiveness of our internal controls for both routine and non-routine income tax accounting and reporting.

Although we believe that the reported material weakness is narrow in scope, management implemented several measures in the first quarter of fiscal 2010, which were continued in the second quarter, designed to assist in the remediation of these identified control deficiencies. These measures include further strengthening of the design of internal controls over complex and non-routine transactions, as well as a more cross-functional approach, and the augmentation of technical accounting and tax resources with additional external support. We implemented these measures prior to the preparation of these unaudited interim consolidated financial statements for the quarter ended April 30, 2010 and we intend to continue our efforts to strengthen and enhance our disclosure controls and procedures and internal control over the area of deficiency on an ongoing basis until the material weakness is fully remediated.

During the second quarter of fiscal 2010, as part of the strategic repositioning plan, a number of finance executives, including the former Chief Financial Officer, the Chief Accounting Officer and the Vice President of Taxation and Treasury left the Company.  As a result of these executives leaving the Company, Management took actions necessary to address resources, processes and controls prior to their departure which constituted material changes in internal control over financial reporting. Specifically, transition plans were implemented to allow for knowledge transfer to other members of the Company’s finance organization, and the retention of key documents.  In addition, we have changed the scope of the roles of certain member of the senior finance staff, continued to augment technical accounting and tax resources with external support from professional accounting firms other than our independent registered public accounting firm, and have hired five new staff members who hold professional accounting designations.  Going forward, the transitioning of our corporate finance function to our new headquarters in Ottawa, Canada, in the third quarter of fiscal 2010 along with the change in scope of our business may require additional changes to internal controls over financial reporting. We intend to monitor the transition and our efforts to address the resources, processes and controls impacted by these changes.

Disclosure controls and procedures
Management of MDS, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures as defined in the rules of the U.S. Securities and Exchange Commission and the Canadian Securities Administrators. Based on that evaluation, management of MDS, including the Chief Executive Officer and Chief Financial Officer, has concluded that as a result of the material weakness described above in “Internal controls over financial reporting”, the disclosure controls and procedures are not effective as of April 30, 2010.